Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

July 8, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
Division of Corporate Finance

Re:	Response to SEC Comment Letter dated July 6, 2005

Ladies and Gentlemen:

     We are writing in response to your letter to Charter Communications, Inc. (“Charter,” “we” or the “Company”) dated July 6, 2005. We have considered the Staff’s comments relating to our registration statement on Form S-1, file no. 333-121136 (the “Registration Statement”). Concurrently with this letter, we are filing Amendment No. 4 to the Registration Statement, reflecting changes arising out of your comments and other disclosure updates. Page numbers referred to in this letter refer to the prospectus (the “Prospectus”) contained in the Registration Statement.

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1.	Please revise the representations provided by Charter and Citigroup in the response to prior comment 1 of our June 10, 2005 letter so that they are addressed to the staff and executed by authorized representatives of the companies.

Charter reaffirms the following representations previously made to the Staff:

•	Charter represents that the contemplated offering is a bona fide distribution by Charter of its Class A common stock into the open market;

•	Charter represents that, if the offering has not already commenced prior to the date of effectiveness, the offering will commence immediately after the date of effectiveness, and is not a continuous offering.

Also included with this filing is a separate certificate from Citigroup in which Citigroup makes requested representations directly to the Staff.

2.	In the appropriate section, please provide a brief description of each type of hedging transaction that the 5.875% noteholders may enter into with Citigroup, as contemplated in Alternatives One and Two of the chart provided in your March 10, 2005 letter. Your descriptions should explain clearly how Citigroup will facilitate these hedging transactions with the 5.875% noteholders. In addition, your disclosure should indicate more clearly the timing of and relationship between your effort to solicit interest from the 5.875% noteholders in hedging activities and the marketing effort for the registered offering, as described in the response to prior comment 6 of our June 10, 2005 letter.

The Prospectus has been revised at page 175 in accordance with the Staff’s comment.

3.	Please disclose the offering price or explain how such offering price will be determined, as required by Instruction 2 to Item 501(b)(3) of Regulation S-K. If the offering price may be discounted from the prevailing market price, then please disclose this possibility. Disclose any relationship between the offering price and the prices used in the hedging activities that Citigroup will facilitate on behalf of the 5.875% noteholders, as described in Alternatives One and Two of the chart included in your March 10, 2005 letter.

The Prospectus has been revised at pages 175 and 178 in accordance with the Staff’s comment.

4.	Please advise when the marketing for the offering will commence relative to the effective date of the registration statement as well as the use of the preliminary or final prospectus in connection with any such marketing efforts.

We advise the Staff that Citigroup expects the marketing for the offering to commence immediately after the effectiveness of the Registration Statement.

5.	Please revise the prospectus to describe in greater detail what effect hedging transactions facilitated by Citigroup may have on the market price of Charter’s shares. Such description should be more detailed than the disclosure provided on pages 26, 175, and 176.

The Prospectus has been revised at page 176 in accordance with the Staff’s comment.

6.	In your response letter, please confirm that you will deregister all shares that remain unsold after the offering is terminated.

The Company hereby confirms that it will deregister all shares that remain unsold after the offering is terminated.

Outside Front Cover Page

7.	Please revise the cover page and the Underwriting section to state clearly that the offering price is fixed and the offering is neither continuous nor delayed.

The Prospectus has been revised on the cover and at page 178 in accordance with the Staff’s comment.

Notice to Investors, page ii

8.	Please revise the reference on page ii, and similar references throughout the registration statement from “confirmation of sale” to “sale.”

The Prospectus has been revised at pages ii, 179 and A-1 in response to the Staff’s comment.

Share Lending Agreement, page 173

9.	Please revise the second paragraph of this section to clarify, if true, that the company believed that the conditions described were present at the time of the initial note offering and in the period subsequent to the initial note offering. Further, revise to state, if correct, the third paragraph’s first sentence as your belief.

The Prospectus has been revised at page 173 in accordance with the Staff’s comment.

Underwriting, page 177

10.	Please refer to page 177 of the registration statement. We note that Citigroup may conduct stabilizing transactions during the offering period. In the response letter, please clarify the nature of the stabilizing transactions. If Citigroup does not intend to conduct stabilizing transactions, please revise the disclosure accordingly.

Citigroup has concluded that it will not conduct any such transactions. Accordingly, the reference to stabilizing transactions has been removed from page 178 of the Prospectus.

Sincerely,
By:	/s/ Paul E. Martin
Paul E. Martin
Senior Vice President, Interim Chief Financial Officer, Principal Accounting Officer and Corporate Controller of Charter Communications, Inc.

cc:

Securities and Exchange Commission:
Mr. Ted Yu, Division of Corporation Finance
Charter Communications, Inc.:
Mr. Robert P. May, Interim President and Chief Executive Officer
Mr. Thomas Hearity, Senior Vice President, Acting General Counsel and Secretary
Mr. David Merritt, Audit Committee Chair
KPMG LLP:
Mr. Rick Andrews
Irell & Manella:
Mr. Al Segel
Mr. Kevin Finch